PROSPECTUS SUPPLEMENT NO. 61                Filed Pursuant to Rule 424(b)(3)
To the Prospectus dated January 5, 1998,          Registration No.: 333-1926
As Supplemented To Date

                        Option to Purchase

                           3,120 Shares

                                of

                       Class B Common Stock

     This Prospectus Supplement relates to the issuance by Doctors Health, Inc., a Delaware corporation ("Doctors Health") of an Option (the "Option") to purchase 9,880 shares of its Class B Common Stock par value $.01 per share ("the Class B Common Stock") pursuant to Option Agreement (the "Option Agreement") to be entered into among A. Roger Wiederhorn ("Physician") and Doctors Health. This Prospectus Supplement should be read in conjunction with the Prospectus dated January 5, 1998 and the Prospectus Supplement No. 62 dated February 13, 1998 which contains the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1997; and Prospectus Supplement No. 26 which contains the Shareholders Letter Agreement.

     Doctors Health's principal executive office is located at 10451 Mill Run Circle, Tenth Floor, Owings Mills, Maryland 21117, telephone number (410) 654-5800.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER OF ANY PERSON TO EXCHANGE OR SELL, OR A SOLICITATION FROM ANY PERSON OF AN OFFER TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS SUPPLEMENT FROM ANY PERSON, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                        _______________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                        _______________

     See "Risk Factors" referred to on page S-2 hereof for certain information that should be considered in connection with an investment in securities of Doctors Health.

     The date of this Prospectus Supplement is February 17, 1998.


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                           RISK FACTORS


Financial Performance of Doctors Health

     Doctors Health has a limited operating history and for the fiscal year ended June 30, 1997 and the six months ended December 31, 1997, recorded a net loss of approximately $14.8 million and $8 million, respectively. Doctors Health is likely to record a net loss for the fiscal year ending June 30, 1998. There can be no assurance that Doctors Health will earn operating profits after completion of this transaction.

Risk Factors set forth in the Prospectus dated January 5, 1998

     The Risk Factors set forth in the Prospectus are incorporated herein by reference and should be read carefully by investors.

   PROPOSED OPTION AGREEMENT AMONG DOCTORS HEALTH AND A. ROGER
WIEDERHORN

     The following description of the transactions contemplated by the Option Agreement does not purport to be complete and is qualified in its entirety by reference to the Option Agreement, a copy of which is attached to this Prospectus Supplement as Annex A and is incorporated herein. Physician is urged to read the Option Agreement in its entirety.

Vesting

     The Option is immediately exercisable unless the Option has earlier terminated pursuant to the provisions of the Option
Agreement.


General

     Pursuant to the Option Agreement, Doctors Health has granted to Physician an option to purchase 3,120 shares of Doctors Health
Class B Common Stock for an exercise price of $10.00 per share.

Termination

     Options granted to Physician shall terminate with respect to any shares of Class B Common Stock as to which the Option has not been exercised effective on the date Physician is no longer employed by Doctors Health or an affiliate of Doctors Health for any reason other than Physician's death or Disability (as defined in Physician's employment agreement with Doctors Health dated February 28, 1997).

Tax Liability Advance

     The Physician and Doctors Health understand that issuance of the Option is not a taxable event. However, because the Internal Revenue Service may take a different view, the Option Agreement provides that Doctors Health shall advance the Physician sufficient funds (the "Advance") to pay any federal income tax liability (the "Tax") caused by the issuance of the Option if the Internal Revenue Service determines that the Physician received taxable income solely because of the grant of the Option with an Option Price discounted from the fair market value of the Class B Common Stock. Doctors Health's obligation shall apply only if such Tax is incurred at a time when Physician's shares of DH Common Stock are not registered under Section 12 of the Securities Exchange Act of 1934, as amended. Physician agrees to cooperate fully with Doctors

Health to avoid the institution of any tax on the grant of the Option. Doctors Health shall manage, at its expense, all negotiations, proceedings or litigation deemed necessary by Doctors Health to avoid such tax liability. Physician shall repay the Advance and accrued interest at the applicable federal rate for mid-term investments, on the earlier to occur of (i) termination of Physician's employment; (ii) a sale of all or a portion of such shares to a third party; or
(iii) within thirty days following the completion of a public offering of DH's securities registered under Section 12 of the Securities Exchange Act of 1934 which includes Physician's shares. Physician shall grant Doctors Health a security interest in the shares to secure repayment of the Advance.


            RESALE OF OPTION AND CLASS B COMMON STOCK

     The Option and the Shares offered by this Prospectus Supplement have been registered under the Securities Act. The shares issuable upon exercise of the Option will be subject to the Stockholders Agreement attached hereto as Annex B and therefore, will not be freely transferable. The Option is nontransferable. In addition, there is no public market for the Option or the Class B Common Stock.

                          LEGAL MATTERS

     The validity of the Class B Common Stock offered hereby have been passed upon for the Company by Venable, Baetjer and Howard, LLP, Baltimore, Maryland.

                             ANNEXES

     Annex A - Option Agreement between Doctors Health, Inc. and
A. Roger Wiederhorn.

     Annex B - Shareholders Letter Agreement dated January 31,
1997 (delivered to Physician as Prospectus Supplement No. 26)

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                             ANNEX A

DOCTORS HEALTH, INC.

                        OPTION AGREEMENT

          This Option Agreement (the "Option Agreement") is entered into this ____day of February, 1998, by and between Doctors Health, Inc., a Maryland corporation ("DH"), and A. Roger
Wiederhom, M.D. ("Optionee").

                           RECITALS:

          1. DH has registered certain shares of its Class B Common Stock, par value $.01 per share ("Class B Common Stock") and options to acquire Class B Common Stock ("Options") with the Securities and Exchange Commission ("SEC") and with certain applicable states.

          2. Pursuant to such registration, DH is offering of some or all of such registered securities (the "Offering"), the terms of which are set forth in a Prospectus and a Prospectus Supplement (together referred to herein as the "Prospectus") that are part of the registration statement on Form S-1 filed with the SEC (the "Registration Statement").

          3. Optionee desires to acquire the securities offered pursuant to the terms of the Offering and, in connection therewith has executed an Employment Agreement with DH dated
February 28, 1997 (the "Employment Agreement").

          4.   Pursuant to the Offering and the Employment
Agreement, the Company has agreed to grant Optionee Options to purchase 3,120 shares of Class B Common Stock.

                          AGREEMENTS:

          In consideration of the foregoing and of the mutual agreements herein contained and set forth in the Employment
Agreement, the parties hereto agree as follows:

                           ARTICLE 1
                          DEFINITIONS

          For the purposes of this Option Agreement, the definitions set forth in Sections 1.1 through 1.11 shall be applicable.

          Section 1.1 Affiliate. "Affiliate" shall mean any entity, whether now or hereafter existing, which controls, is controlled by, is under common control with, or whose medical practice is affiliated with, the Corporation (including, but not limited to, joint ventures, limited liability companies, and partnerships). For this purpose, "control" shall mean ownership of 50% or more of the total combined voting power of all classes of stock or interests of the entity.

          Section 1. 2  Class B Common Stock.  "Class B Common
Stock" shall mean shares of DH's authorized but unissued Class B common stock, par value of one cent ($0.01) per share.

          Section 1. 3 Exercise Date. "Exercise Date" shall mean the date on which the Compensation Committee of DH (the "Committee") receives the written notice required under Section
3.2 of this Option Agreement that Optionee has exercised the Option.

          Section 1. 4 Grant Date. "Grant Date" shall mean the date on which DH issues an Option to Optionee pursuant to this Option Agreement.

          Section 1. 5 Offering. "Offering" shall mean the offering of securities by DH pursuant to which Optionee is acquiring the Options, the terms of which are set forth in the Prospectus.

          Section 1. 6 Options. "Options" shall mean those options to acquire shares of Class B Common Stock of DH granted to Optionee pursuant to this Option Agreement, each such option, upon proper exercise, entitling the Optionee to one share of Class B Common Stock pursuant to the terms set forth in the Prospectus and this Option Agreement.

          Section 1.7 Fair Market Value. "Fair Market Value" of a share of the Corporation's Common Stock for any purpose on a particular date shall be determined in a manner such as the Committee shall in good faith determine to be appropriate; provided, however, that if the Common Stock is publicly traded, then Fair Market Value shall mean the last reported sale price per share of Common Stock, regular way, on such date or, in case no such sale takes place on such date, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on a national securities

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exchange or included for quotation on the Nasdaq-National Market, or if the Common Stock is not so listed or admitted to trading or included for quotation, the last quoted price, or if the Common Stock is not so quoted, the average of the high bid and low asked prices, regular way, in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotations system that may then be in use or, if the Common Stock is not quoted by any such organization, the average of the closing bid and asked prices, regular way, as furnished by a professional market maker making a market in the Common Stock as selected in good faith by the Committee or by such other source or sources as shall be selected in good faith by the Committee. If, as the case may be, the relevant date is not a trading day, the determination shall be made as of the next preceding trading day. As used herein, the term "trading day" shall mean a day on which public trading of securities occurs and is reported in the principal consolidated reporting system referred to above, or if the Common Stock is not listed or admitted to trading on a national securities exchange or included for quotation on the Nasdaq-National Market, any business day.

          Section 1. 8 Option Price. "Option Price" shall mean the price per share of Common Stock at which the Option may be exercised. "Aggregate Option Price" shall mean the Option Price multiplied by the number of Options to be exercised pursuant to a notice of exercise.

          Section 1. 9  Prospectus.  "Prospectus" shall mean the
Prospectus and any Prospectus Supplements that are part of the Registration Statement filed on Form S-1 by DH and which set forth the terms of the Offering.

          Section 1. 10  Registration Statement.  "Registration
Statement" shall mean the registration statement filed by DH with the SEC with respect to the registration of the securities of DH, some or all of which are the subject of the Offering.

          Section 1. 11 Change in Control. "Change in Control" shall mean (i) a liquidating distribution to DH shareholders (or similar event); (ii) a combination, consolidation or merger where DH is not the survivor; (iii) any sale, exchange or other disposition of all or substantially all of DH's assets; or (iv) any public offering of DH's Securities at a company value of at least $25,000,000 with proceeds to DH of at least $15,000,000.

                            ARTICLE 2
                       ISSUANCE OF OPTIONS

          Section 2.1 Issuance of Options. DH hereby grants to Optionee, as of the date hereof (the "Grant Date") Three-Thousand One Hundred and Twenty (3,120) Options to purchase shares of Class B Common Stock at an exercise price of Ten Dollars ($10.00) per share (the "Option Price"), or such adjusted number of Options at such adjusted Option Price as may be established from time to time pursuant to the provisions of Article 5 hereof. Each Option, upon proper exercise thereof in accordance with this Option Agreement, entitles Optionee to purchase one share of DH Class B Common Stock.

                            ARTICLE 3
                       EXERCISE OF OPTIONS

          Section 3.1 Exercisability of Options. The Options shall be exercisable, in whole or in part, at any time on or after the date hereof unless the Options have earlier terminated pursuant to the provisions of this Option Agreement. The Option may not be exercised unless such action or consent as may be required by federal or state law relating to the issuance or distribution of securities shall have been taken or obtained.

          Section 3.2 Manner of Exercise. The Options may be exercised, in whole or in part, by delivering written notice of exercise to DH in such form as DH may require from time to time. Such notice shall specify the number of Options being exercised, and shall be accompanied by full payment of the Aggregate Option Price. In addition, such notice shall be accompanied by (i) a written acknowledgment of the restrictions on the transferability of the shares of Class B Common Stock executed in the form of the letter attached hereto and marked Exhibit A and (ii) a signed copy of a Stockholders Agreement in such form as DH may prescribe. Notwithstanding anything herein to the contrary, all Class B Common Stock issued pursuant to the Options shall be subject to the terms and conditions of said Stockholders Agreement. Payment of the Aggregate Option Price may be made (i) in cash, (ii) in a number of shares of Class B Common Stock (including shares of Class B Common Stock acquired upon the exercise of an option) having a total Fair Market Value on the Exercise Date equal to the Aggregate Option Price, or (iii) by a combination of the foregoing. Notwithstanding the foregoing, if the Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, unless the Committee determines otherwise in its discretion, payment of the Option Price also may be satisfied, in whole or in part, by delivery of a properly executed exercise notice, together with irrevocable instructions; (i) to a brokerage firm approved by the Committee to deliver promptly to DH the aggregate amount of sale or loan proceeds to pay the Option Price and any withholding tax obligations that may arise in connection with the exercise, and
(ii) to DH to deliver the certificates for such purchased shares directly to such brokerage firm. The Options may be exercised only in multiples of whole shares of Class B Common Stock and no partial shares shall be issued.

          Section 3.3 Issuance of Shares and Payment of Cash upon Exercise. Upon exercise of the Options, in whole or in part, in accordance with the terms of this Option Agreement and upon payment of the Aggregate Option Price, DH shall issue to Optionee the number of shares of Class B Common Stock equal to the number of Options being exercised and for which payment was received, in the form of fully paid and non-assessable Class B Common Stock.

          Section 3.4 Reservation of Shares. DH shall at all times reserve and keep available for issuance upon the exercise of Options a number of its authorized but unissued shares of Class B Common Stock that will be sufficient to permit the exercise in full of all outstanding Options.

                            ARTICLE 4
                      TERMINATION OF OPTIONS

          Section 4.1 Upon Optionee's Death. Unless such Options are earlier terminated pursuant to the provisions of this Option Agreement, upon Optionee's death Optionee's executor, personal representative or the person to whom the Options shall have been transferred by will or the laws of descent and distribution, as the case may be, may exercise all or any part of the Options not previously exercised, provided such exercise occurs within twelve (12) months after the date Optionee dies, but not later than the end of the stated term of the Option and, provided further, that such person executes a Stockholders Agreement in such form as DH may prescribe.

          Section 4.2 Termination of Employment For Reason Other Than Death or Disability. Unless earlier terminated pursuant to the provisions of this Option Agreement, Options granted to Optionee shall terminate with respect to any shares of Class B Common Stock as to which the Option has not been exercised, as of the date Optionee is no longer employed by either DH or an Affiliate for any reason other than Optionee's death or Disability (as such term is defined in the Employment Agreement).

          Section 4.3 Termination of Employment By Reason of Disability. Unless the Options have earlier terminated pursuant to the provisions of this Option Agreement, in the event that Optionee ceases to be an employee of DH or an Affiliate by reason of Disability, Options that have not yet been exercised may be exercised in whole or in part at any time on or after the date of Disability, but not later than the end of the stated term of the Option or as otherwise provided by the provisions of Section 4.1 of this Option Agreement.

                            ARTICLE 5
                           ADJUSTMENTS

          Section 5.1  Adjustment of Number of Options; Option
Price.  Subject to the provisions of this Article 5, the Option
Price shall be subject to adjustment as follows:

               (a) In the event any change is made to the Class B Common Stock (whether by reason of (i) a merger, consolidation, reorganization or recapitalization of DH or (ii) a stock dividend, stock split, combination of shares, exchange of shares or other change in capital structure of DH effected without receipt of consideration), then, appropriate adjustments shall be made to the number of shares and Option Price of the Class B Common Stock subject to the Options.

               (b) If DH is the surviving entity in any merger or other business combination then the Options outstanding immediately after such merger or other business combination, shall be appropriately adjusted to apply and pertain to the number and class of securities that would be issuable to the Optionee in the consummation of such merger or business combination if the Options were exercised immediately prior to such merger or business combination, and appropriate adjustments shall also be made to the Option Price.

                            ARTICLE 6
                          MISCELLANEOUS

          Section 6.1 No Rights of Stockholder. Optionee shall not have any of the rights of a stockholder with respect to the shares of Class B Common Stock that may be issued upon the exercise of the Options until such shares of Class B Common Stock have been issued to Optionee upon the due exercise of the Options.

          Section 6.2 Nontransferability of Option. The Option shall be nontransferable otherwise than by will or the laws of descent and distribution. During the lifetime of Optionee, the Options may be exercised only by Optionee or, during the period Optionee is under a legal disability, by Optionee's guardian or legal representative.

          Section 6.3 Non-Guarantee of Employment. Nothing in the Offering, the Employment Agreement or this Option Agreement shall be construed as a contract of employment between DH (or an Affiliate) and Optionee, or as a contractual right of Optionee to continue in the employ of DH or an Affiliate, or as a limitation of the right of DH or an Affiliate to discharge Optionee at any time.

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          Section 6.4  Withholding Taxes.  DH or any Affiliate
shall have the right to deduct from any compensation or any other payment of any kind (including withholding the issuance of shares of Class B Common Stock) due Optionee the amount of any federal, state or local taxes required by law to be withheld as the result of the exercise of the Option or the disposition of shares of Class B Common Stock acquired pursuant to the exercise of the Option. In lieu of such deduction, DH may require Optionee to make a cash payment to DH or an Affiliate equal to the amount required to be withheld. If Optionee does not make such payment when requested, DH may refuse to issue any Class B Common Stock certificate until arrangements satisfactory to the Company for such payment have been made.
          Section 6.5 Agreement Subject to Charter and By-Laws. This Agreement is subject to the Charter and By-Laws of DH, and any applicable federal or state laws, rules or regulations.

          Section 6.6  Headings.  The headings in this Option
Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Option Agreement.

          Section 6.7  Notices.  All notices and other
communications made or given pursuant to this Option Agreement shall be in writing and shall be sufficiently made or given if hand delivered or mailed by certified mail, addressed to Optionee at the address contained in the records of DH or an Affiliate, or to DH for the attention of its Secretary at its principal office.

          Section 6.8 Entire Agreement; Modification. This Option Agreement contains the entire agreement between the parties with respect to the subject matter contained herein and may not be modified, except in a written document signed by each of the parties hereto.

          Section 6.9 Counterparts. This Option Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

          Section 6.10  Governing Law.  This Option Agreement
shall be governed by and construed under the laws of the State of Maryland without regard to conflicts of law.



          IN WITNESS WHEREOF, the parties have executed this Option Agreement as of the date first above written.


                              DOCTORS HEALTH, INC.


                              By: _________________________
                                    Stewart B. Gold, President

                              OPTIONEE


                              By: _________________________
                                    A. Roger Wiederhorn, M.D.

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                            EXHIBIT A


Doctors Health, Inc.
10451 Mill Run Circle, 10th Floor
Owings Mills, Maryland  21117

Gentlemen:

          I hereby exercise _________ Options granted to me on February ____, 1998, by Doctors Health, Inc. (the "Company"), subject to all the terms and provisions of the Option Agreement dated February ____, 1998 and notify you of my desire to purchase ____________ shares of Class B Common Stock of DH at a price of $10.00 per share pursuant to the exercise of said Options, for a total purchase price of $_________.

      I hereby confirm that I am a party to a Shareholders Letter Agreement with DH (or will be upon DH's execution of the Shareholders Letter Agreement executed by me and attached hereto) pursuant to which I have agreed to certain restrictions on the transferability of the shares of Class B Common Stock issued to me upon exercise of the Options and other matters relating thereto, and the certificates for the Shares to be issued to me shall contain a legend to that effect.


Total Amount Enclosed:  $__________



Date:___________________________
________________________________
(Optionee)


Received by Doctors Health, Inc. on

______________________________, 19____



By: ________________________________
      Name:
      Title: